Exhibit 12.1

SERVICE CORPORATION INTERNATIONAL
RATIO OF EARNINGS TO FIXED CHARGES
(In thousands, except ratio amounts)

	Six Months Ended June 30,
	2004	2003
		(Restated)
Earnings:
Income from continuing operations before income taxes and cumulative effects of accounting changes	$79,302	$91,194
Minority interest in income of majority owned subsidiaries that have not incurred fixed charges	310	286
Add fixed charges as adjusted (from below)	77,107	82,704

	$156,719	$174,184

Fixed charges:
Interest expense:
Corporate	$61,838	$68,459
Amortization of debt costs	4,942	4,674
1/3 of rental expense	10,327	9,571

Fixed charges	77,107	82,704
Less: Capitalized interest	—	—

Fixed charges as adjusted	$77,107	$82,704

Ratio (earnings divided by fixed charges)	2.03	2.11